Filed by Citigroup Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Registration No. 333-158100

On May 19, 2009, Citigroup Inc. posted information on its Investor Relations website relating to its offer to exchange shares of its common stock for approximately $20.5 billion liquidation value of publicly held preferred stock and trust preferred securities.  A copy of the information posted can be found below.

In Focus:
Citi’s Preferred Exchange Offer

Press releases, regulatory filings, and other disclosures

05/13/09 -	Amendment No. 1 to Registration Statement

05/07/09 -	Citi to Expand Public Exchange Offers by $5.5 Billion
Transaction Summary
Additional Exchange Offer Details
Presentation
Webcast
MP3

4/17/09 –	Citi Provides an Update on the Timing of the Exchange Offer

3/19/09 –	Citi Files Registration Statement for Exchange Offer

3/02/09 –	Additional Exchange Offer Details

2/27/09 –	Citi to Exchange Preferred Securities for Common
Transaction Summary
Presentation
Webcast
MP3

The Exchange Offer

What is Citi offering to exchange?

▪
All publicly held preferred depository shares ("public preferred stock") and certain Enhanced Trust Preferred Securities (E-TruPS) and Trust Preferred Securities (TruPS) for common stock in an amount up to $20.5 billion.

▪
All $12.5 billion of privately held preferred stock for interim securities and warrants, which will convert to common stock subject to shareholder approval of an increase in the number of authorized shares (see Shareholder Approval below).

Additionally, the U.S. government will match the exchanges up to a maximum amount of $25 billion.  Like the privately held preferred stock, the U.S. government’s preferred stock will be exchanged for interim securities and warrants, which will convert to common stock subject to shareholder approval of an increase in the number of authorized shares (see Shareholder Approval below).

All holders of public preferred stock will be able to participate in the exchange and there will be no limitation on the number of shares of public preferred stock that may be exchanged. The exchange will also be offered to all holders of E-TruPS and TruPS; however the acceptance of E-TruPS and TruPS securities will depend on a number of factors, including the participation of the public preferred stockholders in the exchange and the acceptance priority level of the particular series of E-TruPS and TruPS being exchanged, as exchanges of E-TruPS and TruPS will only be accepted up to the point that the total transaction limit of $20.5 billion is met.  To see the order of priority in which the E-TruPS and TruPS will be accepted, please refer to the table below.

How many common shares do I get?
If you are a holder of Series F, Series AA, Series T or Series E public preferred stock, please refer to the following chart:

CUSIP	Series	Title / Type of security	Symbol	Common shares per share of public preferred stock
172967556	Series F	8.5% Non-Cumulative Preferred Stock	C.M	7.30769
172967ER8	Series E	8.4% Fixed Rate/Floating Rate Preferred Stock	N/A	292.30769
172967572	Series AA	8.125% Non-Cumulative Preferred Stock	C.P	7.30769
172967598	Series T	6.5% Non-Cumulative Convertible Preferred Stock	C.I	13.0769

If you hold TruPS or E-TruPS, please refer to the table below for the acceptance priority level of each series, as well as the number of common shares offered per TruPS or E-TruPS :

CUSIP	Issuer	Title / Type of security	Symbol	Common shares per TruPS or E-TruPS	Acceptance Priority Level
173094AA1	Citigroup Capital XXI	8.300% E-TruPS®	N/A	292.30769	1
173085200	Citigroup Capital XX	7.875% E-TruPS®	C.G	7.30769	2
17311U200	Citigroup Capital XIX	7.250% E-TruPS®	C.F	7.30769	3
17309E200	Citigroup Capital XIV	6.875% E-TruPS®	C.O	7.30769	4
17310G202	Citigroup Capital XV	6.500% E-TruPS®	C.U	7.30769	5
17310L201	Citigroup Capital XVI	6.450% E-TruPS®	C.W	7.30769	6
17311H209	Citigroup Capital XVII	6.350% E-TruPS®	C.E	7.30769	7
172988AB3	Citigroup Capital XVIII	6.829% E-TruPS	C/67BP	418.52615	8
17305HAA6	Citigroup Capital III	7.625% TruPS®	C/36YR	292.30769	9
17306N203	Citigroup Capital VII	7.125% TruPS®	C.V	7.30769	10
17306R204	Citigroup Capital VIII	6.950% TruPS®	C.Z	7.30769	11
173064205	Citigroup Capital X	6.10% TruPS®	C.R	7.30769	12
173066200	Citigroup Capital IX	6.00% TruPS®	C.S	7.30769	13
17307Q205	Citigroup Capital XI	6.00% TruPS®	C.Q	7.30769	14

Do I have to exchange my public preferred stock, TruPS or E-TruPS for common stock?
No. The exchange is not mandatory.

What happens if I choose not to exchange my shares?
If you own public preferred stock (Series F, E, AA, or T), you may keep your shares; however, Citi intends to suspend dividends on its preferred stock upon the closing of the exchange.  Additionally, Citi intends to de-list (and potentially deregister) all remaining shares of public preferred stock from the New York Stock Exchange.  These actions could result in your holding an illiquid security for an indefinite period of time.

Citi does not currently intend to de-list or deregister its E-TruPS or TruPS that are not exchanged for common stock and has no plans to suspend their scheduled distributions.

Dividends and Distributions

Citi intends to continue to pay full dividends on the public preferred stock through and until the closing of the public exchange at which point these dividends will be suspended.  On April 20, 2009, Citi declared dividends on public preferred stock Series T, Series AA and Series E. For more information regarding these dividends, please click here.

Citi does not intend to pay common stock dividends during this period.

Citi has no plans to suspend current distributions on its TruPS and E-TruPS. Please note: although they are sometimes commonly referred to as dividends, the payments made on TruPS and E-TruPS are scheduled interest distributions. Please refer to your security's prospectus for more information.

Shareholder Approvals

Shareholder approval is not required for the public preferred stock to be exchanged into common stock, nor for the privately-held and U.S. government owned preferred shares to convert to interim securities and warrants.

Shareholder approval of an increase in the number of Citigroup’s authorized common shares is required for the U.S. government owned and privately held interim securities to convert to common stock.

On May 13, 2009, Citi filed two amended preliminary proxy statements with the SEC.  With them, Citi seeks to:

1) Obtain shareholder approval by written consent to amend certain rights of holders of preferred stock. These matters will be voted on by common and preferred stockholders (including the holders of public preferred stock eligible to participate in the exchange offers) whose shares are outstanding when the exchange is commenced.

2) Obtain shareholder approval by written consent to, among other things, increase the number of authorized shares of common stock.  As discussed above, this increase is necessary for the U.S. government’s and the private investors’ interim securities to be converted into common stock. These matters will be voted on by common stockholders only (including those holders of public preferred stock, E-TruPS and TruPS that elect to participate in the exchange offers and exchange their securities into common stock).

No special meetings of stockholders will be held.  Holders of public preferred stock, TruPS and E-TruPS will vote in connection with the tender of their securities (and will be required to vote in favor of all of the matters being submitted to a vote of our shareholders in order to validly tender their securities).  Holders of public preferred stock, TruPS and E-TruPS that do not wish to tender their securities, but still wish to vote on the amendment of certain rights of holders of preferred stock, may submit their proxy by mail.  Common stockholders may vote with respect to any shares that they did not receive in the exchange offer by mail, telephone, or online.

Process/Timing

Citi expects to launch the public exchange offers shortly after further SEC review of the Form S-4 Registration Statement and finalization of definitive agreements with the U.S. government reflecting the transaction terms previously agreed with the U.S. government.  At this time no dates or deadlines have been announced. We will update this page once more information is available.

Citi will mail exchange offer materials to those eligible to participate in the exchange.  The materials will contain the necessary information regarding the exchange, including instructions on how to accept the offer, the submission deadlines, etc.

Please note that you will need to take action to tender your shares for conversion and to submit your proxy votes.  If no action is taken, or your required stockholder approval(s) is not received by the applicable deadlines (which remain to be determined), your shares will not be converted.

If your shares are held by or registered in the name of a bank, broker, custodian or other nominee, we urge you to get in touch with them to make sure they have your current contact information and are aware of your interest in the offer, as they will likely be forwarding your materials to you.

Below are the amended preliminary materials filed with the SEC:
> Amendment No. 1 to Preliminary S-4
> Revised Preliminary Proxy Statement 1
> Revised Preliminary Proxy Statement 2

Additional information

Once the offer is launched, if you have any additional questions regarding the exchange offer, you can refer to our information agent, Morrow & Co. LLC at: (800) 445-0102 or (203) 658-9400.

In connection with the proposed exchange offers, Citi will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and has filed with the SEC a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials. Citi will mail the prospectus to the holders of depositary shares representing its series of convertible and nonconvertible public preferred stock and E-TruPs and TruPs that may be eligible to participate in the exchange offers. Holders of depositary shares representing these series of preferred stock and E-TruPs and TruPs are urged to read the prospectus and related exchange offer materials because they contain important information. You may obtain a free copy of the prospectus and related exchange offer materials that Citi filed with the SEC at the SEC’s website at www.sec.gov. The prospectus and related exchange offer materials may also be obtained for free by accessing Citi’s website at www.citigroup.com and clicking on the link for “Investors” and then clicking on the link for “All SEC Filings” or by contacting Citigroup at the following address or telephone number: Citigroup Document Services, 540 Crosspoint Parkway, Getzville, NY 14068, or within the United States, at +1-877-936-2737 or outside the United States, at +1-716-730-8055, or by e-mailing a request to docserve@citigroup.com.